FORM 6-K

SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of April, 2005 Commission File Number 1-11080

THE ICA CORPORATION HOLDING COMPANY
(Translation of registrant's name into English)

Minería No. #145 11800 México D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F...X... Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exc hange Act of 1934.

Yes ..... No...X...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

PRESS RELEASE

For more information contact: Ing. Alonso Quintana (5255) 5272-9991 x3468 alonso.quintana@ica.com.mx Lic. Paloma Grediaga (5255) 5272-9991 x3664 paloma.grediaga@ica.com.mx	in the United States: Zemi Communications Daniel Wilson (212) 689-9560 d.b.m.wilson@zemi.com

ICA REPORTS FIRST QUARTER 2005 RESULTS

Mexico City, April 28, 2005 – Empresas ICA, S.A. de C.V. (BMV and NYSE: ICA), the largest engineering, construction, and procurement company in Mexico, announced today its unaudited consolidated results for the first quarter of 2005. ICA noted the following highlights:

  During the first quarter, ICA was awarded new contracts and net contract additions of Ps. 2,095 million. ICA’s consolidated construction backlog as of March 31, 2005 was Ps. 19,964 million, equivalent to 17 months of work at first quarter levels.

  Between January and April 2005, ICA’s clients recognized US$ 52 million in additional costs attributable to increased prices of steel. Of this amount, US$43 million corresponds to an agreement signed with the Federal Electricity Commission (CFE) whereby the CFE recogni zed the effects of increased international steel prices on the El Cajón hydroelectric project, including both the direct costs of steel as well as associated financial costs. An additional US$9 million in steel costs was recognized by the client for the Chicontepec oil field project.

  First quarter revenues rose Ps. 1,387 million, or 53 percent, to Ps. 4,012 million, compared to Ps. 2,625 million recorded in the first quarter of 2004.

  General and administrative expenses were reduced to 6.8 percent of revenues in the first quarter of 2005, compared to 8.4 percent in the prior year period. For the first quarter of 2005 total general and administrative expenses were Ps. 273 million, compared to Ps. 220 million in the same period of the prior year, an increase of Ps. 53 million, or 24 percent.

  Operating income for the first quarter of 2005 was Ps. 199 million, an increase of Ps. 133 million compared to Ps. 66 million in the same period of 2004.

  During the first quarter of 2005, divestments totaled US$ 31 million, including the sale of 40 percent of the shares in the environmental services company CIMA, for a total of US$ 27 million. Additionally, ICA sold its investment inthe Cabo del Sol real estate development company. The gain on sale for both investments totaled Ps. 8 million.
INVESTOR RELATIONS	www.ica.com.mx	1/13

PRESS RELEASE

  Total debt at the end of the first quarter was Ps. 7,859 million, an increase of Ps. 1,185 million compared to the Ps. 6,674 million at the end of March 2004. Excluding the debt of the El Cajón project, ICA’s total debt fell by Ps. 347 million over the past 12 months.

  ICA recorded net income of majority interest of Ps. 68 million in the first quarter of 2005, compared to a loss of Ps. 87 million in the first quarter of 2004. This is the third consecutive quarter of net income.
CONSOLIDATED RESULTS

First Quarter 2005
(Ps. million)	1Q2004	1Q2005	Change (%)

Revenues	2,625	4,012	53
Operating income	66	199	203
Operating margin	2.5%	5.0%
EBITDA	325	376	16
EBITDA margin	12.4%	9.4%
Net income (loss) of majority interest	(87)	68
Earnings per share (Ps.)	(0.05)	0.04
Weighted average shares outstanding (million)	1,849.00	1,865.05	1
EBITDA = Operating income plus depreciation and amortization. EBITDA is neither a measure of financial performance nor an indicator of free cash flow generation under Mexican or U.S. GAAP. Other companies may define EBITDA differently.

ICA recorded first quarter revenues of Ps. 4,012 million compared to Ps. 2,625 million in the first quarter of 2004. The El Cajón hydroelectric project accounted for 21 percent of total revenues and was 56.5 percent complete as of March 31, 2005, without taking into account the effects of the agreement on the increase in steel prices at the contract value. During the first quarter, revenues from Mexico represented 83.7 percent of total revenues. Revenues in foreign currency, principally U.S. dollars, accounted for 71.7 percent of the total.

First quarter cost of sales were Ps. 3,541 million, an increase of 51 percent compared to Ps. 2,340 million in the same period of 2004, as a result of the increase in revenues. Cost of sales were 88 percent of revenues, a decrease from 89 percent in the first quarter of 2004.

General and administrative expenses in the first quarter of 2005 totaled Ps. 273 million, a 24 percent increase compared to the Ps. 220 million registered during the first quarter of 2004. The increase is primarily the result of salary increases in the first quarter of 2005 and the growth in revenues.

INVESTOR RELATIONS	www.ica.com.mx	2/13

PRESS RELEASE

Operating income during the first quarter of 2005 was Ps. 199 million, an increase of Ps. 133 million, or 203 percent, compared to Ps. 66 million recorded during the same period of 2004. El Cajón generated Ps. 49 million, or 25 percent, of total operating income.

Earnings before interest, taxes, depreciation and amortization (EBITDA) generated in the first quarter of 2005 were Ps. 376 million, or 9.4 percent of revenues, or an increase of Ps. 51 million over the Ps. 325 million in EBITDA generated in the first quarter of 2004. El Cajón accounted for 25.8 percent of first quarter 2005 EBITDA. EBITDA should not be considered as an indicator of free cash flow under Mexican or U.S. GAAP; other companies may define EBITDA differently.

The integral financing cost in the first quarter of 2005 was Ps. 20 million, compared to Ps. 41 million recorded in the first quarter of 2004, and consisted of the following:

(Ps. million)	1Q2004	1Q2005

Interest Expense	98	75
Interest (Income)	(43)	(41)
Exchange (Gain) Loss	(15)	(7)
Monetary (Gain) Loss	1	(8)

Integral Financing (Gain) Cost	41	20

The decrease in interest expense to Ps. 75 million in the first quarter of 2005 compared to Ps. 98 million in the same period of 2004 was principally the result of a decrease in short and long term corporate debt which was partially offset by the inclusion of Ps. 15 million in financial expenses of the Housing segment in the first quarter of 2005, which is included beginning this year as part of the integral financing cost. The exchange gain in the first quarter 2005 period was Ps. 7 million, compared to Ps. 15 million in the same period of last year. The weighted average interest rate on debt was 8.0 percent during the quarter, compared to 6.8 percent registered during the same period in 2004, including interest expense included in the direct costs of financed projects, which totaled Ps. 82.6 million. The increase in the weighted average interest rate is due to the payment of the convertible bond in March 2004, which had a 5 percent annual coupon, as well as interest paid by the Housing segment on its debt, which had rates that ranged from 14.5 to 14.9 percent.

Other Income was a gain of Ps. 26 million, principally as a result of divestments.

The tax provision in the first quarter of 2005 was Ps. 97 million, of which Ps. 66 million were deferred taxes, Ps. 23 was income tax, and Ps. 8 million was employee statutory profit sharing.

INVESTOR RELATIONS	www.ica.com.mx	3/13

PRESS RELEASE

ICA recognized Ps. 5 million during the first quarter of 2005 from its share in the net income of unconsolidated affiliates, which includes the Dravica Consortium, CIMA, SETA, and Dicomex Holding, among others.

ICA recorded net income of majority interest of Ps. 68 million in the first quarter of 2005, equivalent to Ps. 0.04 per share (US$ 0.02 per ADS) based on 1,865.05 million weighted average shares outstanding, compared to a net loss of majority interest of Ps. 87 million recorded in the first quarter of 2004, equivalent to a loss of Ps. 0.05 per share (US$ 0.03 per ADS), based on a weighted average of 1,849.00 million shares outstanding.

SEGMENT RESULTS

Segment results are shown in the following table:

			Change
(Ps. million)	1Q2004	1Q2005	(%)

Civil Construction
Revenues	866	1,372	58
Operating Margin	8.3%	5.1%
Industrial Construction
Revenues	975	1,660	70
Operating Margin	-2.7%	4.0%
Rodio
Revenues	428	584	37
Operating Margin	1.0%	3.0%
Other Segments
Revenues	356	397	11
Operating Margin	0.6%	1.1%

Civil Construction revenues rose, principally as a result of work on the El Cajón hydroelectric project, the Tejocotal-Nuevo Necaxa section of the Mexico-Tuxpan highway, the completion of work on the Iztapalapa Hospital in Mexico City, and the expansion of the Mexico City International Airport. The operating margin for the segment in the first quarter of 2005 was 5.1 percent, compared to a margin of 8.3 percent in the 2004 period. The prior year operating margin benefited from the recognition of revenue as a result of an agreement with the Ministry of Communications and Transport to recognize additional costs for the completion of the Chiapas Bridge.

Industrial Construction revenues increased principally as a result of new contract awards and advances in the execution of projects. The projects that contributed most to revenues were the liquefied natural gas terminal and storage tanks in Altamira, the marine drilling platforms for the Ku-Maloob-Zaap fields, the Reynosa III cryogenic plant in Tamaulipas, and the Chicontepec oil field project in Veracruz. The operating margin was 4.0 percent. Bid preparation expenses of Ps. 14.6 million are included in the operating result for the first quarter of 2005.

INVESTOR RELATIONS	www.ica.com.mx	4/13

PRESS RELEASE

Rodio generated revenues of Ps. 584 million and an operating margin of 3.0 percent, reflecting the improvement in the margins for contracted work, primarily in Spain and Portugal.

First Quarter 2005	Revenues	Operating	Operating
(Ps. Million)		Result	Margin (%)

Total Other Segments*	397	44	1.1

Housing	291	40	13.7
Infrastructure Operations	100	10	10.0
Other*	5	(6)	(113)

*Including Real Estate and corporate consolidation effects

Other Segments accounted for 10 percent of total revenues during the quarter.

Housing is being reported as an independent segment as of this quarter, with 1,254 units sold during the first quarter of 2005, compared to 613 units sold in the same quarter of 2004. Revenues for the quarter were Ps. 291 million, with an operating margin of 13.7 percent.

Infrastructure Operations sales decreased to Ps. 100 million in the first quarter of 2005 compared to Ps. 105 million the first quarter of 2004, primarily as a result of divestments in 2004. The segment’s operating income was Ps. 10 million, with a margin of 10 percent, compared to 16.4 percent during the first quarter of 2004.

CONSTRUCTION BACKLOG

		Months Construction
	Ps. million	Equivalent*

Balance, December 2004	21,485	18
New contracts and contract additions	2,095	2
Work executed	3,616	3

Balance, March 2005	19,964	17

* Months of work based on the volume of work executed in the first quarter of 2005.

ICA had new contract awards and net contract additions of Ps. 2,095 million during the quarter. The new projects added during the first quarter of 2005 included the Reynosa IV cryogenic plant in Tamaulipas, a new segment of the Tejocotal – Nuevo Necaxa section of the Mexico – Tuxpan highway, and contract additions to the Jose Luis Portillo interchange and Toluca Airport projects; among others.

At the end of the first quarter, projects in Mexico represented 96 percent of the total backlog, and 77 percent are for public sector clients.

INVESTOR RELATIONS	www.ica.com.mx	5/13

PRESS RELEASE

El Cajón Hydroelectric Project

The following table summarizes the main financial statement accounts of the El Cajón Hydroelectric project included in ICA’s financial statements:

(Ps. million)	1Q2004	2Q2004	3Q2004	4Q2004	1Q2005

Income Statement
Revenue	681	907	707	794	833
Operating Result	39	55	40	45	49
Operating Margin	6%	6%	6%	6%	6%

Balance Sheet
Total Assets	4,402	5,195	5,573	5,955	6,476
Cash and Cash Equivalents	899	771	451	885	620
Inventories	49	77	123	45	31
Other Current Assets	169	172	183	189	223
Total Current Assets	1,117	1,021	758	1,118	874
Long Term Assets	2,740	3,725	4,313	4,302	5,114
Long Term Accounts Receivable	2,740	3,725	4,313	4,302	5,114
Total Liabilities	4,306	5,089	5,428	5,782	6,265
Current Liabilities	476	506	535	490	536
Long Term Liabilities	3,733	4,410	4,686	5,054	5,440
Other Liabilities	96	143	208	239	289
Equity	96	135	145	173	211

The El Cajón hydroelectric project was 56.5 percent complete as of March 31, 2005, and during the first quarter generated Ps. 833 million in revenues and Ps. 49 million in operating income, with a 6 percent operating margin.

The contractor for El Cajón, CIISA (Constructora Internacional de Infraestructura), obtained recognition of direct costs and financial costs associated to the increased prices for steel, totaling US$ 43 million. This cost recognition has not been included in the backlog for the first quarter 2005.

At the close of the first quarter, US$ 367.67 million in long term financing for the project has been disbursed, or 53.9 percent of the long term financing of US$ 682.4 million from the syndicated loan and the 144A bond.

Total liabilities attributable to El Cajón rose to Ps. 6,265 million, of which 9 percent was short term and 91 percent long term. The syndicated loan is shown on ICA’s balance sheet as it is disbursed. The entire amount of the 144A bond, for US$ 230 million, has been recorded as long term securities debt since the date of its issuance. The bond proceeds are used pari passu with the syndicated loan, and the cash obtained from the bond placement is recorded as a long term investment until it is used.

INVESTOR RELATIONS	www.ica.com.mx	6/13

PRESS RELEASE

BALANCE SHEET

(Ps. million; end of period)	I-04	I-05	Change (%)

Current assets	7,278	9,205	27
Of which: Cash and cash equivalents	2,254	3,031	35
Accounts receivable	2,431	3,402	40
Long term investments	7,279	9,109	25
Property, plant and equipment	1,349	1,142	(15)
Other long term assets	1,695	1,314	(22)
Total assets	17,600	20,770	18
Current liabilities	5,501	7,470	36
Long term liabilities	6,198	7,181	16
Total liabilities	11,700	14,651	25
Shareholders’ equity	5,901	6,119	4
Total liabilities and equity	17,600	20,770	18

As of March 31, 2005, ICA had total assets of Ps. 20,770 million, an increase of Ps. 3,170 million, or 18 percent, compared to Ps. 17,600 million at the end of the same period of 2004. Both current and long term assets increased and reflect the higher le vels in activity which was partially offset by divestments.

At the end of the first quarter of 2005, ICA had total cash and short term investments of Ps. 3,031 million, an increase of 35 percent, compared to Ps. 2,254 million at the end of the first quarter of 2004. Of total cash and short term investments, 79 percent was in ICA’s joint venture subsidiaries—57 percent in ICA Fluor, 20 percent in El Cajón, and 2 percent in Rodio. The remaining 21 percent of the total, or Ps. 620 million, was held at the parent company or in other operating subsidiaries. Of total cash at year end, 50 percent represented advances from clients.

Short-term accounts receivable increased Ps. 970 million to Ps. 3,402 million at the end of March 2005 from Ps. 2,431 million at the end of March 2004 as a result of contract mechanisms used by ICA. Collections are tied to meeting project completion milestones, since contract terms generally do not provide for client advances. Accounts receivable related to such projects include Ps. 1,465 million in the Industrial Construction segment, made up of Ps. 1,022 million for the marine platforms, Ps. 347 million for the Chicontepec oil field project, and Ps. 96 million for Package II of the Minatitlán Refinery reconfiguration project.

Long term investments and accounts receivable on ICA’s balance sheet, totaling Ps. 5,114 million, include the certifications for completed work on the El Cajón hydroelectric project, reflecting advances in the construction of the project, as well as the unused portion of the proceeds from the 144A Bond.

INVESTOR RELATIONS	www.ica.com.mx	7/13

PRESS RELEASE

Total liabilities increased Ps. 2,951 million to Ps. 14,651 million at the end of March 2005 from Ps. 11,700 million at the end of March 2004. The increase reflects the combination of increased debt for the El Cajon project, which was partially offset by the repayment of short and long term debt, particularly holding company debt. In addition, Industrial Construction has reduced the balance of outstanding working capital financing related to the May “A” and May “B” marine drilling platforms.

Shareholders’ equity was Ps. 6,119 million as of March 31, 2005 as compared to Ps. 5,901 million on March 31, 2004. The increase in capital compared to the prior year balance reflects the net income generated in 2004 and in the first quarter of 2005.

Debt

Total debt at the end of the first quarter was Ps. 7,859 million, an increase of Ps. 1,185 million compared to the Ps. 6,674 million recorded 12 months earlier. Excluding the debt of the El Cajón project, the company’s debt fell by Ps. 347 million.

US$ 367.7 million of the El Cajón financing has been used by ICA.

(Ps. million)	1Q2004	1Q2005

Short Term Debt	977	1,452
Long Term Debt	5,697	6,407
Total Debt	6,674	7,859
Total Cash	2,254	3,031
Total Net Debt	4,420	4,828
El Cajón Project Debt	3,733	5,266
El Cajón Cash	899	620

Net Debt, El Cajón	2,834	4,646
Net Debt, excluding El Cajón	1,586	182

Net debt excluding El Cajón was Ps. 182 million at the end of the first quarter of 2005, a decrease of Ps. 1,404 million, compared to Ps. 1,586 million at the end of the first quarter of 2004. The reduction reflects both the decrease in corporate debt and an increase in cash.

Of ICA’s total debt, 89.2 percent, or Ps. 7,009 million, corresponds to projects; 6.6 percent, or Ps. 520 million, was corporate debt; and 4.2 percent, or Ps. 329 million, is operating company debt.

INVESTOR RELATIONS	www.ica.com.mx	8/13

PRESS RELEASE

During the first quarter of 2005 ICA paid in full its outstanding loan from Grupo Financiero Inbursa This loan had an original balance of US$ 116 million, and was contracted in December 2002. At the close of 2004, the outstanding balance was Ps. 376 million in pesos of March 2005 purchasing power. The guarantees securing this loan are in the process of being released.

As of March 31, 2005, 19 percent of ICA’s total debt matured in less than one year; 36 percent is securities debt; and 84 percent is denominated in foreign currency, principally dollars.

ICA’s policy is to maintain natural hedges for its debt liabilities. The Company matches the currency of financing for projects and its subsidiaries with the currency of the associated revenues that will be the source of repayment.

Liquidity and Financial Ratios

The current ratio as of the end of the first quarter of 2005 decreased to 1.23, compared to 1.32 in 2004. The decrease is the result of payment of corporate debt and an increase in the Company’s activities. However, it should be noted that a portion of ICA’s cash and cash equivalents has been pledged to obtain letters of credit required by clients to secure project advances and performance on several of the projects that ICA is undertaking.

The interest coverage ratio (EBITDA/net interest) was 3.22, compared to 3.05 in the same period of last year. The leverage ratio (total debt/equity) increased to 1.29 in 2005, compared to 1.13 in 2004.

CONFERENCE CALL INVITATION

ICA invites you to participate in a conference call on Friday, April 29th at 9:00 a.m. (EDT). In order to participate, please call (800) 936-9754 from the U.S. or +1 (973) 935-2048 internationally, 5 to 10 minutes before the scheduled time. The reference code is 5964058. A taped replay will be available until midnight on May 6 by calling (877) 519-4471 from the U.S. or +1 (973) 341-3080 internationally, with the same reference code.

Financial information is unaudited and is prepared in accordance with Mexican GAAP. Figures are presented in Mexican pesos (Ps.) of March 31, 2005 purchasing power. The exchange rate used for the conversion of amounts at March 31, 2005 was Ps. 11.19 per U.S. dollar. The sum of line items may not match totals because of rounding.

INVESTOR RELATIONS	www.ica.com.mx	9/13

PRESS RELEASE

This release may contain projections or other forward-looking statements related to ICA that involve risks and uncertainties. Readers are cautioned that these statements are only predictions and may differ materially from actual future results or events. Factors that could cause actual results to differ materially and adversely include, but are not limited to: changes in general economic, business or political or other conditions in Mexico or changes in general economic or business conditions in Latin America, changes in capital markets in general that may affect policies or attitudes towards lending to Mexico or Mexican companies, increased costs, unanticipated increases in financing and other costs or the inability to obtain additional debt or equity financing on attractive terms. Readers are referred to the documents filed by ICA with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to ICA on the date hereof, and ICA assumes no obligation to update such statements.

ICA was founded in México in 1947. ICA has completed construction and engineering projects in 21 countries. ICA’s principal business units include civil construction and industrial construction. Through its subsidiaries, ICA also develops housing, manages airports, and operates tunnels, highways, and municipal services under government concession contracts and/or partial sale of long-term contract rights.

Three Tables Follow
INVESTOR RELATIONS	www.ica.com.mx	10/13

PRESS RELEASE

	(Millions of Constant
	Pesos)
	Three Months Ended
	March 31

	I-04	I-05	US Million

Net Sales	Ps. 2,625	Ps.$ 4,012	US$ 359
Cost of Sales	2,340	3,541	316
Gross Profit	285	472	42
Operating Expenses	220	273	24

Operating Income	66	199	18
Interest (Income)	(43)	(41)	7
Interest Expense	98	75	(4)
Loss ( Gain ) in Foreign Exchange	(15)	(7)	(1)
Loss ( Gain ) in Monetary Position	1	(8)	(1)

Total Financing (Gain) Cost	41	20	2
Income After Financing (Gain) Cost	24	179	16
Other (Income) Loss Net	28	(26)	(2)
Income Before Taxes and Employees' Profit Sharing	(4)	205	18
Reserve for Taxes and Employees' Profit Sharing	95	97	9

Net Income (Loss) After Taxes and Employees' Profit
Sharing	(99)	108	10
Share in Net Income (Loss) of Unconsolidated Affiliates	(1)	5	0

Income (Loss) in Discontinued Operations		-	-
Net Consolidated Income (Loss)	(99)	113	10
Net Income (Loss) of Minority Interest	(12)	46	4

Net Income (Loss) of Majority Interest	(87)	68	6
			-

EBITDA (Operating Income + Depreciation &
Amortization)	325	376	34

	12.4%	9.4%

Primary: weighted average shares ( millions)	1,849.00	1,865.05
EPS:	(0.05)	0.04	US$ 0.02

Fully diluted: weighted average shares ( millions)	659.14
EPS:	(0.13)

Exchange Rate equals US$ to Ps.:	11.1900

Factor de Actualización

INVESTOR RELATIONS	www.ica.com.mx	11/13

PRESS RELEASE

	(Millions of Constant
	Pesos)
	Three Months Ended
	March 31

	I-04	I-05	US Million

Net Sales	Ps. 2,625	Ps. 4,012	US$ 359
Civil Constuction	866	1,372	123
Industrial Construction	975	1,660	148
Rodio	428	584	52

Total Construction	2,269	3,616	323

Housing	187	291	26
Infrastructure Operations	105	100	9
Other Segments	65	5	0

Total Other Segments	357	397	35

	I-04	I-05	US Million

Operating Income	66	199	18
Civil Constuction	72	70	6
Industrial Construction	(26)	67	(2)
Rodio	4	18	33

Total Construction	50	155	21

Housing	10	40	26
Infrastructure Operations	17	10	1
Other Segments	(6)	(6)	(1)

Total Other Segments	21	44	4

	I-04	I-05

Operating Margins	2.5%	5.0%

Civil Constuction	8.3%	5.1%
Industrial Construction	-2.7%	4.0%
Rodio	1.0%	3.0%

Total Construction	1.9%	3.9%

Housing	5.1%	13.7%
Infrastructure Operations	16.4%	10.0%
Other Segments	-8.5%	-112.8%

Total Other Segments	0.8%	1.1%

INVESTOR RELATIONS	www.ica.com.mx	12/13

PRESS RELEASE

	(Millions of Constant
	Pesos)
	Three Months Ended
Consolidated Balance Sheet	March 31

	2004	2005	US Million

Assets

Cash and Cash Equivalents	2,254	3,031	US$ 271
Trade and Contract Receivables	2,431	3,402	304
Inventories	1,421	1,201	107
Other Receivables	989	1,357	121
Other Current Assets	184	214	19

Total Current Assets	7,278	9,205	823
Investment in Concessions, Affiliated Companies and Long-
Term Receivables	7,279	9,109	814
Property, Plant and Equipment Net	1,349	1,142	102
Other Assets	1,695	1,314	117

Total	17,600	20,770	1,856

Liabilities and Stockholders' Equity
Accounts Payable	1,148	1,663	149
Current Debt	977	1,452	130
Other Current Liabilities	3,377	4,355	389

Total Current Liabilities	5,501	7,470	668
Long-Term Debt	5,697	6,407	573
Other Noncurrent Liabilities	501	773	69

Total Liabilities	11,699	14,651	1,309
Stockholders' Equity	5,901	6,119	547

Total	17,600	20,770	1,856

Current Ratio	1.32	1.23	1.23
Cash / Current Debt	2.31	2.09	2.09
Total Debt	6,674	7,859	702
Net Interest Coverage (EBITDA/Net Interest)	5.91	9.22	9.22
Leverage (Total Liabilities / Equity)	1.98	2.39	2.39
Leverage (Debt / Equity)	1.13	1.28	1.28

INVESTOR RELATIONS	www.ica.com.mx	13/13

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 29, 2005

Empresas ICA Sociedad Controladora, S.A. de C.V.

/s/ JOSE LUIS GUERRERO Name: Dr. José Luis Guerrero Title: Vice President, Finance